EXHIBIT 99.1

MAG Silver Reports Fourth Quarter Production From Juanicipio

VANCOUVER, British Columbia, Jan. 26, 2022 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) is pleased to report fourth quarter production of underground development and stope material from the Juanicipio Project (56% / 44% Fresnillo plc (“Fresnillo”) and MAG Silver, respectively). As reported to MAG by the project operator Fresnillo, 113,950 tonnes of mineralized material from both underground development and from initial stopes were processed during the three months ended December 31, 2021. The mineralized material processed in the quarter represents approximately 45% of all the tonnes processed for the year ended December 31, 2021. Total Juanicipio production for the quarter based on provisional estimates before offtake agreement adjustments totaled 1,632,000 silver ounces and 3,985 gold ounces (MAG’s attributable 44% interest: 718,080 silver ounces and 1,754 gold ounces). For the year ended December 31, 2021 a total of 251,907 tonnes of mineralized material were processed primarily from underground development, resulting in 3,200,000 silver ounces and 6,577 gold ounces (MAG’s attributable 44% interest: 1,408,000 silver ounces and 2,894 gold ounces). The associated lead and zinc production will be reported with MAG’s year end filings.

Until the Juanicipio processing plant is commissioned, mineralized material from Juanicipio is being processed through the nearby Fresnillo beneficiation plant (100% owned by Fresnillo), with the lead (silver rich) and zinc concentrates treated at market terms under off-take agreements with Met-Mex Peñoles, S.A. de C.V. in Torreón, Mexico. Included in 47,220 tonnes processed in December 2021 were 8,725 tonnes processed for the first time at Fresnillo’s Saucito beneficiation plant (also 100% owned by Fresnillo). The Saucito plant flowsheet better resembles that of the Juanicipio plant and will provide further valuable metallurgical benefits as production commences at Juanicipio. The revenue from the current production, net of processing and treatment charges, is being used by the Juanicipio shareholders to offset initial project capital cash requirements.

Construction of the Juanicipio plant was delivered by Fresnillo on schedule during the fourth quarter of 2021. However, as previously disclosed, the mill commissioning timeline was extended by approximately six months until tie-in approval to the national power grid is obtained (see Press Release December 27, 2021). Fresnillo, as operator, continues to engage closely with the authorities and is focusing on complying with new requirements to complete the tie-in to the national grid and do all that it can to expedite these necessary approvals. According to Fresnillo, commissioning of the Juanicipio processing plant is expected to commence in Q2-2022 as previously reported, with the expectation to ramp up the Juanicipio operations to 85-90% of capacity by year end.

“We are encouraged to see the increased throughput at the Fresnillo owned plants in the last quarter,” said George Paspalas, MAG Silver’s President and CEO. “The ability to utilize capacity at their plants when available to process Juanicipio material, helps us minimize any impact on this year’s cashflow while we await the electrical tie-in.”

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 38 years of relevant experience focused on ore deposit exploration worldwide. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG.

About MAG Silver Corp. (www.magsilver.com )

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing a multi-phase exploration program at the Deer Trail 100% earn-in project in Utah.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of plant pre-commissioning and commissioning activities, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone:(604) 630-1399
Toll Free:(866) 630-1399

Website: www.magsilver.com
Email: info@magsilver.com